03 SEP 17 AM 7:21

03032124

September 9, 2003

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated September 9, 2003, (Outlook for business performance in the period ending March 2004, and interim dividend (Disclosure of summary of business results for the quarter))

Very truly yours,

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

September 9, 2003
Sumitomo Metal Industries, Ltd.

Outlook for business performance in the period ending March 2004, and interim dividend
(Disclosure of summary of business results for the quarter)

The outlook for the Company's business performance for the period ending March 31, 2004 is shown below, and accompanies the disclosure of a summary of the Company's quarterly business results, in accordance with the rules of the Tokyo Stock Exchange, Inc., concerning timely disclosure.

1. Consolidated figures

(units: billion yen)

Interim period (April 1, 2003 to September 30, 2003)	Sales	Recurring profit	Net income
Current outlook (Published September 9, 2003)	530 (approx.)	22 (approx.)	9 (approx.)
Previous outlook (Published May 16, 2003)	520 (approx.)	21 (approx.)	5 (approx.)
(Reference) Actual figures for the previous interim period	593.1	19.6	8.5

(units: billion yen)

Current period (April 1, 2003 to March 31, 2004)	Sales	Recurring profit	Net income
Current outlook (Published September 9, 2003)	1,080 (approx.)	55 (approx.)	18 (approx.)
Previous outlook (Published May 16, 2003)	1,080 (approx.)	55 (approx.)	18 (approx.)
(Reference) Actual figures for the previous interim period	1,224.6	41.3	17

2. Non-consolidated figures

(units: billion yen)

Interim period (April 1, 2003 to September 30, 2003)	Sales	Recurring profit	Net income
Current outlook (Published September 9, 2003)	350 (approx.)	22 (approx.)	16 (approx.)
Previous outlook (Published May 16, 2003)	340 (approx.)	21 (approx.)	11 (approx.)
(Reference) Actual figures for the previous interim period	345.7	12	5.5

(units: billion yen)

Current period (April 1, 2003 to March 31, 2004)	Sales	Recurring profit	Net income
Current outlook (Published September 9, 2003)	680 (approx.)	43 (approx.)	22 (approx.)
Previous outlook (Published May 16, 2003)	680 (approx.)	43 (approx.)	22 (approx.)
(Reference) Actual figures for the previous interim period	727.7	29.2	11.9

3. Business performance forecast

[Qualitative information relating to the business performance forecast]

Although from the first quarter of the fiscal year ending March 31, 2004, there were signs of an improvement in the Japanese economy, as seen in increased profits and a recovery in the stock prices of some companies, a full-scale recovery is not yet underway and the future remains unclear. Under the prevailing conditions, SMI took measures, based on its Mid-Term Business Plan, to raise the efficiency of the steel business and improve the Company's financial position.

Looking at the Company's interim business results, the current outlook for sales is comparatively higher than the previous outlook, on both a consolidated and non-consolidated basis, due to several factors, among them an increase in export sales by the Steel Sheet, Plate, Titanium & Structural Steel Company mainly to Asia. The current outlooks for both consolidated and non-consolidated recurring profits are also approximately 1 billion yen greater than the previous outlook. Net income is expected to improve by approximately 4 billion yen on a consolidated basis and about 5 billion yen on a non-consolidated basis, due not only to improved recurring profits but also to the effects of a reduction in tax expenses as a result of progress in business restructuring.

The current term business performance forecast suggests that the targets set at the beginning of this fiscal year may be achievable.

4. Interim dividend

At today's meeting of the Board of Directors, the Directors decided not to offer an interim dividend, preferring instead to set a dividend amount for the full current term, in consideration of the current term business results and the future trends in business performance.

(Reference: outstanding borrowing)

It is expected that the Company will reduce the level of its consolidated outstanding borrowing from 1,415.3 billion yen at the beginning of the fiscal year, to approximately 1,350.0 billion yen at the end of the current interim period, exceeding the initial planned reduction by 10 billion yen.

(units: billion yen)

	End of March 2003	Outlook End of September 2003	Outlook End of March 2004	Mid-term Business Plan End of March 2004
Consolidated	1,415.3	(1,360 approx.) 1,350 (approx.)	(1,230 approx.) 1,230 (approx.)	1,230
Non-consolidated	996.9	(940 approx.) 930 (approx.)	(860 approx.) 860 (approx.)	860

Note: Figures in parentheses are from the previous outlook.

* This business performance forecast has been made by the Company based on the information available to it at the present point in time, and therefore is subject to latent risk and uncertainty that could cause actual results to differ materially from those contained in this performance forecast.

(Reference)

1. Operating profit

(100 million yen)

	The first half of FY2004 targets	FY 2004 results	The first half of FY2003 results	FY 2003 results
Consolidated	350 (approx.)	820 (approx.)	270	698
Non-Consolidated	310 (approx.)	620 (approx.)	190	486

(*) FY 2004 began April 1, 2003 and will end March 31, 2004)

2. Average price of steel products (Non-consolidated)
Targets for the first half of FY2004 67 thousand yen / ton (approx.)
Results for the second half of FY2003 65.7 thousand yen / ton

3.Our company's crude steel production volume

(ten thousand tons)

	The first half of FY2003 results	FY 2003 results	The first half of FY2003 targets
Consolidated (*)	601	1,218	630 (approx.)
Non-Consolidated	536	1,078	554 (approx.)

(*) include Sumitomo Metals (Kokura), Ltd. and Sumitomo Metals (Naoetsu), Ltd.

4.Export ratio (Non-Consolidated Total for whole company by monetary value)
Targets for the first half of FY2004 36% (approx.)

5.Outatnading borrowings

(100 million yen)

	The end of March 2003	The end of September 2003 targets	The end of March 2004 Targets
Consolidated	14,153	13,500 (approx.)	12,300 (approx.)
Non-Consolidated	9,969	9,300 (approx.)	8,600 (approx.)

6.Exchange rate
Forecasts for the first half of FY2004 118 yen/$ (approx.)
Forecasts for the FY2004 115 yen/$ (approx.)
Results for the first half of FY2003 123 yen/$
Results for the FY2003 122 yen/$

7. Effect on profits of yen appreciation by one yen (Consolidated)
1.1 billion yen per year (approx.)

8. Effect on profits of reductions in costs (Non-Consolidated)
From the second half of FY2003 to the first half of FY2004 : 3.5 billion yen (approx.)